October 08, 2019

RE:        RAD Diversified REIT, Inc.

       CIK No. 0001721469

       Re: File Number: 024-11081

Jennifer Gowetski

Division of Corporation Finance

Office of Real Estate and Commodities

Dear Jennifer Gowetski:

In accordance with Rule 259 under the Securities Act of 1933, as amended, RAD Diversified REIT, Inc., (the "Company"), hereby respectfully requests the immediate withdrawal of its inadvertently filed offering statement on Form 1-A (File No. 024-11081), together with all exhibits thereto (collectively, the "Inadvertent Offering Statement") only, originally filed with the Securities and Exchange Commission on September 23, 2019.

The Company is not seeking to withdraw any other filing, including the Offering Circular (File No. 024-11020) originally filed June 20, 2019. The Company is seeking withdrawal of the Inadvertent Offering Statement because it was inadvertently filed as a 1-A offering statement and not as a 1-A/A amendment.

The Company confirms that no securities have been sold pursuant to the Inadvertent Offering Statement, and the Company is not intending to sell any securities under the Inadvertent Offering Statement.

Kind regards,

/s/ Brandon Dutch Mendenhall

Chief Executive Officer of RAD Diversified REIT, Inc.